T.O.D. TASTE ON DEMAND INC.
55 Hakeshet Street
Reuth, Israel, 91708

September 16, 2008

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Attention: H. Roger Schwall, Assistant Director

Re:	T.O.D. Taste on Demand Inc.
Schedule 14C
Filed on August 5, 2008
File No. 333-148928

Dear Mr. Schwall:

Upon receipt of the letter dated September 15, 2008 from the Securities and Exchange Commission (the "Commission") with reference to the Schedule 14C filed by T.O.D. Taste on Demand Inc. (the "Company"), the Company obtained the following information requested by the Commission: There were brief telephone communications on August 3rd and August 4th among the three shareholders during which they agreed that it would be in the Company's best interest to improve its authorized share structure. On August 4, 2008, Mr. Neeman, on behalf Kaeyo Investments, circulated a resolution executed by it to Messrs. Wolkin and Chu for execution, and the two shareholders promptly executed the consent. The signed resolution was then sent to the attention of the Company's counsel and the undersigned.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company truly appreciates the attention provided by the Commission to this filing and respectfully desires to submit promptly the Schedule 14C to its shareholders.

Please address any further questions or comments to the Company’s counsel, David Lubin, Esq. at telephone: (516) 887-8200. Thank you very much.

Securities and Exchange Commission
September 16, 2008

Very truly yours,

/s/ David Katzir
David Katzir, CEO

cc: David Lubin, Esq.